Filed Pursuant to Rule 424(b)(2)
File No. 333-148054
Pricing Supplement to the Prospectus dated May 16, 2008
and the Prospectus Supplement dated January 25, 2010
US$50,000,000
Senior Medium-Term Notes, Series A
Redeemable Range Accrual Notes, Due April 28, 2020
     The Notes will mature on the Maturity Date, subject to our right to redeem the Notes prior to the Maturity Date as described below. On the Maturity Date, we will pay you an amount in cash equal to the principal amount of your Notes. In addition, interest will accrue daily on your Notes. For any calendar day on which the Reference Rate (as described below) is within the Reference Rate Range (as described below) on the applicable reference date (as described below), interest will accrue for such day at the rate of 6.00% per annum. For any calendar day on which the Reference Rate is not within the Reference Rate Range on the applicable reference date for such day, interest will accrue for such day at the rate of 0.05% per annum.
     We have the right to redeem the Notes, in whole or in part, at 100% of the principal amount plus any accrued and unpaid interest on each interest payment date, beginning on July 28, 2010.
     The Notes have the following terms:

Issuer:	Bank of Montreal

Issuer Rating:	Moody’s: Aa2 (stable) S&P: A+ (stable) DBRS: AA

Title of Notes:	Redeemable Range Accrual Notes, due April 28, 2020 (the “Notes”)

Trade Date:	April 12, 2010

Settlement Date (Original Issue Date):	April 28, 2010 (T+12)

Maturity Date:	April 28, 2020, resulting in a term to maturity of 10 years, subject to our early redemption right, as described under “Specific Terms of the Notes — Optional Redemption Feature” below.

Principal Amount (in Specified Currency):	US$50,000,000; Minimum Denomination: US$1,000 and integral multiples of US$1,000 in excess thereof

Original Public Offering Price (Issue Price):	100% of their principal amount

Interest Rate Per Annum:
(6.00% per annum x (N/D)) + (0.05% per annum x ((D-N)/D)); Where “N” is the total number of calendar days in the applicable interest payment period on which the Reference Rate is within Reference Rate Range, and “D” is the total number of calendar days in the applicable interest payment period. Interest on the Notes will accrue on the basis of 360-day year of twelve 30-day months.

Reference Rate:	3 Month USD LIBOR rate. The Reference Rate will be determined as set forth in the prospectus supplement, under the caption “Description of the Notes We May Offer — Interest Rates.”

Reference Rate Range:	0.00% - 6.50%

Reference Date:	For each calendar day in the interest payment period, the reference date will occur on such calendar day, subject to the following adjustments:

•
If a calendar day is not a London business day (as defined in the accompanying prospectus supplement), then the reference date for such calendar day will be instead occur on the immediately preceding London business day; and

•
If a calendar day is one of the five business days prior to the relevant interest payment date, the reference date for such calendar day will instead occur on the fifth business day prior to such interest payment date; provided that if such fifth business day is not a London business day, the relevant reference date will occur on the London business day immediately preceding such fifth business day prior to the interest payment date.

Interest Payment Period:	Quarterly

Interest Payment Date(s):	Interest on the Notes will be payable quarterly in arrears on January 28 , April 28, July 28, and October 28 of each year, commencing July 28, 2010. See “Specific Terms of the Notes — Interest” below.

Optional Redemption Provision:
We may, at our option, elect to redeem the Notes in whole or in part quarterly on January 28 , April 28, July 28 and October 28 of each year, commencing on July 28, 2010 and ending on January 28, 2020 (each such date, a “redemption date”) at 100% of their principal amount plus accrued and unpaid interest to but excluding the redemption date. In the event we elect to redeem the Notes, notice will be given to registered holders not more than 30 business days nor less than 15 business days prior to the redemption date. See “Specific Terms of the Notes — Optional Redemption Feature” below.

Form and Denomination	Registered form in denominations of $1,000 and integral multiples in excess thereof.

Clearance and Settlement:	DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under “Ownership and Book-Entry Issuance” in the accompanying Prospectus).

CUSIP No.:	06366QAC1

Calculation Agent:	BMO Capital Markets Corp.

Currency:	U.S. dollars

Listing:	The Notes will not be listed on any securities exchange.

     Investing in the Notes involves risks, including those described in the “Additional Risk Factors” section beginning on page P-2 of this pricing supplement and in the “Risk Factors” sections beginning on page S-1 of the accompanying prospectus supplement and on page 5 of the accompanying prospectus so that you may better understand those risks.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these Notes or passed upon the accuracy of this pricing supplement or the accompanying prospectus and prospectus supplement. Any representation to the contrary is a criminal offense.
     The Notes will be our unsecured obligations and will not be savings accounts or deposits that are insured by the United States Federal Deposit Insurance Corporation, the Bank Insurance Fund, the Canada Deposit Insurance Corporation or any other governmental agency or instrumentality or other entity.
     We may use this pricing supplement in the initial sale of Notes. In addition, BMO Capital Markets Corp. or another of our affiliates may use this pricing supplement in market-making transactions in any Notes after their initial sale. Unless our agent or we inform you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

	Price to Public	Agent’s Commission	Proceeds to Bank of Montreal
Per Note	100.00%	0.10%	99.90%
Total	US$50,000,000	US$50,000	US$49,950,000
BMO CAPITAL MARKETS
Pricing Supplement dated April 12, 2010

HYPOTHETICAL INTEREST RATE AND INTEREST PAYMENT CALCULATIONS
     The amount of interest payable on the Notes for any interest payment period will depend upon the number of calendar days in that period on which the Reference Rate is within the Reference Rate Range. The following table illustrates the manner in which the interest rate and interest payments for each interest payment period will be determined using a hypothetical interest payment period. The sample calculations presented below are based on the following key terms and assumptions:
•	The Notes will have quarterly interest payment dates, with interest for each interest payment period calculated on the basis of a 360 day year, consisting of twelve 30-day months;

•	The number of calendar days for the hypothetical interest payment period below is 90 (“D”);

•	$1,000 principal amount of Notes; and

•	The Notes will bear interest at a rate of 6.00% per annum for each day on which the Reference Rate is within the Reference Rate Range. For each day on which the Reference Rate is not within the Reference Rate Range, the Notes will bear interest at a rate of 0.05% per annum.
     The table below sets forth a list of hypothetical numbers of days in the hypothetical interest payment period on which the Reference Rate was within the Reference Rate Range (the “N” column) and the corresponding:
•	Per annum interest rate for the hypothetical interest payment period attributable to the days on which the Reference Rate is within the Reference Rate Range (the “Interest Within Range” column);

•	Per annum interest rate for the hypothetical interest payment period attributable to the days on which the Reference Rate is not within the Reference Rate Range (the “Interest Outside Range” column);

•	Total per annum interest rate for the hypothetical interest payment period (the “Total Interest” column); and

•	Interest payment due on the interest payment date for the hypothetical interest payment period (the “Interest Payment” column).

"N"	Interest Within Range*	Interest Outside Range**	Total Interest	Interest Payment***
0	0.00%	0.05%	0.05%	$0.13
10	0.67%	0.04%	0.71%	$1.78
20	1.33%	0.04%	1.37%	$3.43
30	2.00%	0.03%	2.03%	$5.08
40	2.67%	0.03%	2.69%	$6.74
50	3.33%	0.02%	3.34%	$8.39
60	4.00%	0.02%	4.02%	$10.04
70	4.67%	0.01%	4.68%	$11.69
80	5.33%	0.01%	5.34%	$13.34
90	6.00%	0.00%	6.00%	$15.00

*	Calculated as 6.00% x (N/D)

**	Calculated as 0.05% x ((D-N)/D)

***	Calculated using the portion of the per annum interest rate applicable to the hypothetical interest payment period.
     We cannot predict the actual Reference Rate on any day or the market value of your Notes, nor can we predict the relationship between the Reference Rate and the market value of your Notes at any time prior to the Maturity Date. The actual interest payment that a holder of the Notes will receive at each interest payment date and the rate of return on the Notes will depend on the Reference Rate s determined by the calculation agent over the life of your Notes. Consequently, the interest amount paid in respect of your Notes on any interest payment date may be different from the information reflected in the table above.

ADDITIONAL RISK FACTORS
     An investment in the Notes is subject to the risks described below, as well as the risks described under “Risk Factors” in the accompanying prospectus and the accompanying prospectus supplement. The Notes are a riskier investment than ordinary debt securities. You should carefully consider whether the Notes are suited to your particular circumstances.
The Amount of Interest Payable on the Notes Is Uncertain and Could be as Low as 0.05%.
     The amount of interest payable on the Notes in any Interest Payment Period will be dependent on whether the Reference Rate remains within the applicable Reference Rate Range. If the Reference Rate remains outside the Reference Rate Range for the entire coupon period, the rate of interest payable for the related interest payment period will be 0.05% per annum. In addition, if the Reference Rate is within the applicable Reference Rate Range for only a limited number of days in the applicable interest payment period, the applicable interest payment for that period will be less than the maximum interest rate of 6.00% per annum. As a result, the effective yield on the Notes may be less than what would be payable on conventional, fixed-rate redeemable notes of Bank of Montreal of similar maturity. The actual interest payments on the Notes and return of only the principal amount at maturity may not compensate you for the effects of inflation and other factors relating to the value of money over time.
The Reference Rate for the Last Four Business Days Preceding Each Interest Payment Date Will Be the Reference Rate for the Fifth Business Day Immediately Preceding the Applicable Interest Payment Date.
     The Reference Rate for the last four business days of each interest payment period will be the Reference Rate for the fifth business day prior to the applicable interest payment date. As a result, if the Reference Rate on that date is outside the applicable Reference Rate Range, you will only receive interest at the lower rate of 0.05% per annum in respect of those four business days even if the Reference Rate, if actually calculated on those business days, would be within the applicable Reference Rate Range. Similarly, if any Saturdays, Sundays or holidays occur after the fifth business day prior to the applicable interest payment date and the Reference Rate is outside the applicable Reference Rate Range on that fifth business day prior to the applicable interest payment date, then interest will accrue at the lower rate of 0.05% as to those additional non-business days as well.
The Historical Performance of the Reference Rate is Not an Indication of Future Performance.
     In the past, the Reference Rate has experienced significant fluctuations. The historical performance of the Reference Rate is not to be taken as an indication of the future performance during the term of the Notes. Changes in the level of the Reference Rate will affect the trading price of the Notes, but it is impossible to predict whether such levels will rise or fall. There can be no assurance that the level of the Reference Rate will be within the applicable Reference Rate Range at any time during the term of the Notes.
You Must Rely on Your Own Evaluation of the Merits of an Making an Investment in the Notes.
     In the ordinary course of their business, our affiliates may have expressed views on expected movements of the Reference Rate, and may do so in the future. These views or reports may be communicated to our clients and clients of our affiliates. However, these views are subject to change from time to time. Moreover, other professionals who transact business in markets relating to the Reference Rate may at any time have significantly different views from those of our affiliates. For these reasons, you are encouraged to derive information concerning the Reference Rate from multiple sources, and you should not rely solely on views expressed by our affiliates.

The Market Value of Your Notes May Be Influenced by Many Factors That Are Unpredictable and Interrelated in Complex Ways.
     When we refer to the market value of your Notes, we mean the value that you could receive for your Notes if you choose to sell them in the open market before the Maturity Date. A number of factors, many of which are beyond our control, will influence the market value of your Notes, including:
•	The Reference Rate in relation to the upper limit of the Reference Rate Range, which is 6.50%;

•	The volatility (frequency and magnitude of changes) of the Reference Rate;

•	Economic, financial, regulatory and political, military or other events that affect the Reference Rate generally;

•	Other interest rate and yield rates in the market;

•	The time remaining until your notes mature; and

•	Our creditworthiness.
     These factors will influence the price you will receive if you sell your Notes before maturity. If you sell your Notes before maturity, you may receive less than the face amount of your Notes.
If the Reference Rate Changes, the Market Value of Your Notes May Not Change in the Same Manner.
     Your Notes may trade quite differently from the performance of the Reference Rate. Changes in the Reference Rate may not result in a comparable change in the market value of your Notes. Even if the Reference Rate is positive or zero during some portion of the life of the Notes, the market value of your Notes may not increase in the same manner. We discuss some of the reasons for this disparity under “—The Market Value of Your Notes May Be Influenced by Many Factors That Are Unpredictable and Interrelated in Complex Ways” above.
Potential Conflicts of Interest.
     We and our affiliates expect to engage in trading activities related to the Reference Rate that may present a conflict between the holders’ interest in the Notes and the interests we and our affiliates will have in our proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for our customers and in accounts under our management. These trading activities could influence the value of the Reference Rate and, therefore, the market value of the Notes.
Hedging Transactions May Affect the Return On, and the Market Value of, the Notes.
     As described under the heading “Use of Proceeds and Hedging,” we will enter into hedging transactions with respect to our obligations under the Notes. One or more of our hedging counterparties, including BMO Capital Markets Corp., may hedge their exposure to us under our hedging transactions by purchasing or selling positions in over-the-counter options, futures or other instruments linked to the Reference Rate. Although they are not expected to, any of these hedging activities may adversely affect the value of the Reference Rate and, therefore, the market value of the Notes.

As Calculation Agent, BMO Capital Markets Corp. Will Have the Authority to Make Determinations that Could Affect the Value of Your Notes and the Amount You May Receive On Any Interest Payment Date.
     As calculation agent for your Notes, BMO Capital Markets Corp. will have discretion in making certain determinations that affect your Notes, including determining the Reference Rate on any given reference date, which we will use to determine the amount we will pay on the applicable interest payment date. See “Specific Terms of the Notes” below. The exercise of this discretion by BMO Capital Markets Corp. could adversely affect the value of your notes and may present BMO Capital Markets Corp. with a conflict of interest of the kind described under “Risk Factors — We May Have Conflicts of Interest Regarding an Index Note” in the accompanying prospectus supplement. We may change the calculation agent at any time without notice and BMO Capital Markets Corp. may resign as calculation agent at any time upon 60 days’ written notice to Bank of Montreal.
Your Notes May Not Have an Active Trading Market.
     Your Notes will not be listed or displayed on any securities exchange or included in any interdealer market quotation system, and there may be little or no secondary market for your Notes. Even if a secondary market for your Notes develops, it may not provide significant liquidity and we expect that transaction costs in any secondary market would be high. As a result, the difference between bid and ask prices for your Notes in any secondary market could be substantial.
The Notes Are Subject to Early Redemption at Our Option.
     Prospective purchasers should be aware that we have the right to redeem the Notes on any redemption date, beginning on the first redemption date. It is more likely that we will redeem the Notes prior to their Maturity Date to the extent that the interest payable on the Notes is greater than the interest that would be payable on other instruments of the issuer of a comparable maturity, terms and credit rating trading in the market. If the Notes are redeemed prior to their stated maturity date, you may have to re-invest the proceeds in a lower rate environment. See “Specific Terms of the Notes — Optional Redemption Feature.”
Certain Considerations for Insurance Companies and Employee Benefit Plans.
     Any insurance company or fiduciary of a pension plan or other employee benefit plan that is subject to the prohibited transaction rules of the Employee Retirement Income Security Act of 1974, as amended, which we call “ERISA,” or the Internal Revenue Code of 1986, as amended, including an IRA or Keogh plan (or a governmental plan to which similar prohibitions apply), and that is considering purchasing the Notes with the assets of the insurance company or the assets of such plan, should consult with its counsel regarding whether the purchase or holding of the Notes could become a “prohibited transaction” under ERISA, the Internal Revenue Code or any substantially similar prohibition in light of the representations a purchase or holder in any of the above categories is deemed to make by purchasing and holding the Notes. This is discussed in more detail under “Employee Retirement Income Security Act” below.

SPECIFIC TERMS OF THE NOTES
     The Notes are part of a series of our senior debt securities called Senior Medium-Term Notes, Series A, and as such, this pricing supplement, dated April 12, 2010 (this “pricing supplement”) should be read together with the accompanying prospectus supplement, dated January 25, 2010 (the “accompanying prospectus supplement”). This pricing supplement and the accompanying prospectus supplement also should be read together with the accompanying prospectus, dated May 16, 2008 (the “accompanying prospectus”). Terms used but not defined in this pricing supplement have the meanings given them in the accompanying prospectus or accompanying prospectus supplement, unless the context requires otherwise.
     In this section, references to “holders” mean those who own the Notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in the Notes registered in street name or in the Notes issued in book-entry form through The Depository Trust Company or another depositary. Owners of beneficial interests in the Notes should read the section entitled “Description of the Notes We May Offer—Legal Ownership” in the accompanying prospectus supplement and “Description of the Debt Securities We May Offer—Legal Ownership and Book-Entry Issuance” in the accompanying prospectus.
     The US$50,000,000 Redeemable Range Accrual Notes, due April 28, 2020 are part of a series of senior debt securities entitled “Senior Medium-Term Notes, Series A” (the “medium-term notes”) that we may issue from time to time under the senior indenture, dated January 25, 2010, between Bank of Montreal and Wells Fargo Bank, National Association, as trustee. This pricing supplement summarizes specific financial and other terms that apply to the Notes. Terms that apply generally to all medium-term notes are described in “Description of the Notes We May Offer” in the accompanying prospectus supplement. The terms described herein supplement those described in the accompanying prospectus and the accompanying prospectus supplement and, if the terms described here are inconsistent with those described in those documents, the terms described herein are controlling.
     Please note that the information about the price to the public and the net proceeds to Bank of Montreal on the front cover of this pricing supplement relates only to the initial sale of the Notes. If you have purchased the Notes in a market-making transaction after the initial sale, information about the price and date of sale to you will be provided in a separate confirmation of sale.
     We describe particular terms of the Notes in more detail below.
Payment of Principal on the Maturity Date
     With respect to Notes that have not been redeemed, the amount payable on the Maturity Date will be an amount in cash equal to the principal amount of your Notes.
Interest
     Interest will accrue on the principal amount of your Notes and will be calculated and paid as described in the accompanying prospectus supplement with regard to fixed rate notes, except that (i) the interest rate will be determined and applied daily based on the Reference Rate as described below, (ii) the interest payable on each interest payment date will be calculated as described below, and (iii) the interest payment and regular record dates will be those specified in this pricing supplement.

     If the Reference Rate on the applicable reference date for any day from and including the Issue Date to but excluding the Maturity Date or a redemption date is greater than or equal to 0.00% and less than or equal to 6.50% (we refer to such range as the “Reference Rate Range”), interest will accrue for such day at 6.00% per annum. If the Reference date on the applicable reference date for any day from and including the Issue Date to but excluding the Maturity Date or redemption date is not within the Reference Rate Range, interest will accrue for such day at 0.05% per annum.
     The calculation agent will calculate the amount of interest that has accrued on your Notes during each interest payment period using the following formula:
     Interest rate per annum = (6.00% per annum x (N/D)) + (0.05% per annum x ((D-N)/D));
     Where “N” is the total number of calendar days in the applicable interest payment period on which the Reference Rate is within the Reference Rate Range, and “D” is the total number of calendar days in the applicable interest payment period.
     Interest will be paid on your Notes quarterly in arrears on each July 28, October 28, January 28 and April 28 of each year (each such date an “interest payment date”), beginning on July 28, 2010. Interest will be calculated on the basis of a 360 day year, consisting of twelve 30-day months. Interest will be payable to holders of record on the 3rd business day before each interest payment date. Interest will accrue from and including each interest payment date to but excluding the next interest payment date.
Reference Rate
     The Reference Rate upon which the calculation of interest rates and interest payments will be made is the 3 Month USD LIBOR rate. The determination of the 3-month USD LIBOR rate will be made as set forth in the accompanying prospectus supplement under the caption “Description of the Notes We May Offer — Interest Rates.”
Reference Date
     For each calendar day in an interest payment period, the reference date will occur on such calendar day, subject to the following adjustments:
•	If a calendar day is not a London business day (as defined in the accompanying prospectus supplement), then the reference date for such calendar day will instead occur on the immediately preceding London business day; and

•	If a calendar day is one of the five business days prior to the relevant interest payment date, the reference date for such calendar day will instead occur on the fifth business day prior to such interest payment date; provided that if such fifth business day is not a London business day, the relevant reference date will occur on the London business day immediately preceding such fifth business day prior to the interest payment date.
Optional Redemption Feature
     We may, at our option, elect to redeem the Notes in whole or in part on January 28, April 28, July 28, or October 28 of each year (each such date, a “redemption date”), commencing July 28, 2010 and ending on January 28, 2020 at 100% of their principal amount plus accrued interest to but excluding the date on which the Notes are redeemed. In the event we elect to redeem the Notes, notice will be given to registered holders not more than 30 nor less than 15 business days prior to the redemption date.

Default Amount on Acceleration
     If an event of default occurs and the maturity of the Notes is accelerated, we will pay to you on the acceleration date an amount equal to the principal amount of your Notes, together with accrued and unpaid interest through the date of acceleration.
Modified Business Day
     In the event an interest payment date, a redemption date or the Maturity Date falls on a day other than a business day, principal and/or interest will be paid on the next succeeding business day and no interest on such payment shall accrue for the period from and after such interest payment date, redemption date or Maturity Date, as the case may be, to such next succeeding business day.
Role of Calculation Agent
     The calculation agent in its sole discretion will make all determinations regarding the Reference Rate, reference dates, the interest payable on each interest payment date, London business days, business days, and the principal on your Notes to be made at maturity or redemption, as applicable. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent.
     Please note that BMO Capital Markets Corp., our affiliate, is currently serving as the calculation agent as of the date of this pricing supplement. We may change the calculation agent for your Notes at any time after the date of this pricing supplement without notice and BMO Capital Markets Corp. may resign as calculation at any time upon 60 days’ written notice to Bank of Montreal.

HISTORICAL INFORMATION
     Historically, the Reference Rate has experienced significant fluctuations. Any historical upward or downward trend in the Reference Rate during any period shown below is not an indication that the level of the Reference Rate is more or less likely to increase or decrease at any time during the term of the Notes. The historical Reference Rate levels do not give an indication of future levels of the Reference Rate. We cannot give you any assurance that the future performance of the Reference Rate will result in you receiving interest payments greater than the interest payments you would have received if you invested in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate. Neither we nor any of our affiliates make any representation to you as to the performance of the Reference Rate. The Reference Rate on April 12, 2010 was 0.30041%.
     The table below sets forth the historical high and low levels of the Reference Rate for the four calendar quarters of 2007, 2008 and 2009, as well as from the period from January 1, 2010 through April 12, 2010. In addition, the graph below shows the historical performance of the Reference Rate from January 7, 2000 to April 12, 2010. We obtained the Reference Rates below from Bloomberg Financial Services, without independent verification.
High and Low 3 Month USD LIBOR Rate

Quarter/Period—	Quarter/Period—
Start Date	End Date	High Closing Level	Low Closing Level
1/1/07	3/31/07	5.36%	5.33%
4/1/07	6/30/07	5.36%	5.35%
7/1/07	9/30/07	5.73%	5.20%
10/1/07	12/31/07	5.25%	4.70%
1/1/08	3/31/08	4.68%	2.54%
4/1/08	6/30/08	2.92%	2.64%
7/1/08	9/30/08	4.05%	2.79%
10/1/08	12/31/08	4.82%	1.43%
1/1/09	3/31/09	1.42%	1.08%
4/1/09	6/30/09	1.18%	0.60%
7/1/09	9/30/09	0.59%	0.28%
10/1/09	12/31/09	0.28%	0.25%
1/1/10	4/12/10	0.30%	0.25%
3 Month USD LIBOR Rate
2000 to 2010

USE OF PROCEEDS AND HEDGING
     We will use the net proceeds we receive from the sale of the Notes for the purposes we describe in the accompanying prospectus under “Use of Proceeds.” We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the Notes as described below.
     We or our affiliates expect to enter into hedging transactions involving purchases of instruments linked to the Reference Rate. In addition, from time to time, we or our affiliates expect to enter into additional hedging transactions and to unwind those we have entered into, in connection with the Notes and perhaps in connection with other notes we issue, some of which may have returns linked to Reference Rate. Consequently, with regard to your Notes, from time to time, we or our affiliates:
•	expect to acquire or dispose of positions in over-the-counter options, futures or other instruments linked to the Reference Rate, and/or

•	may take short positions in securities of the kind described above — i.e., we or our affiliates may sell securities of the kind that we do not own or that we borrow for delivery to purchaser.
     We or our affiliates may also acquire a long or short position in securities similar to your Notes from time to time and may, in our or their sole discretion, hold or resell those securities.
     In the future, we and/or our affiliates expect to close out hedge positions relating to the Notes and perhaps relating to other notes with returns linked to the Reference Rate.
     The hedging activity discussed above may adversely affect the market value of your Notes from time to time and the amount we will pay on your Notes on any interest payment date, at maturity or upon redemption, as applicable. See “Additional Risk Factors — Hedging Transactions May Affect the Return On, and the Market Value of, the Notes” above for a discussion of these adverse effects.

SUPPLEMENTAL TAX CONSIDERATIONS
     The following is a general description of certain tax considerations relating to the Notes. It does not purport to be a complete analysis of all tax considerations relating to the Notes. Prospective purchasers of the Notes should consult their tax advisers as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of Canada and the United States of acquiring, holding and disposing of the Notes and receiving payments of interest, principal and/or other amounts under the Notes. This summary is based upon the law as in effect on the date of this pricing supplement and is subject to any change in law that may take effect after such date.
Certain Canadian Tax Considerations
     The following applies to a holder of Notes who, for the purposes of the Income Tax Act (Canada) (the “Tax Act”) and at all relevant times, is not and is not deemed to be resident in Canada, deals at arm’s length with and is not affiliated with the Bank, is not an insurer and does not use or hold Notes in a business carried on in Canada or in connection with an adventure in the nature of trade.
     This summary is based on the current provisions of the Tax Act and the regulations thereunder (the “Regulations”) as in force on the date hereof, counsel’s understanding of the current administrative and assessing practices of the CRA and all specific proposals to amend the Tax Act and regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof. This summary does not otherwise take into account or anticipate any changes in law or the CRA’s administrative or assessing practices, whether by legislative, governmental or judicial action. This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to an investment in Notes, nor does it take into account provincial, territorial or foreign income tax legislation or considerations.
     This summary is of a general nature only and is not intended to be legal or tax advice to any holder. Holders should consult their own tax advisors for advice with respect to the income tax consequences of an investment in Notes, based on their particular circumstances.
     Canadian withholding tax will not apply to any interest or principal paid or credited on a Note to a holder, nor to proceeds of disposition of a Note paid or credited to a holder. No other Canadian tax on income or gains will be payable by a non-resident holder on interest or principal paid or credited on a Note or on the proceeds of disposition of a Note.
Certain United States Federal Income Tax Considerations
     Some of the tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under “United States Taxation” in the accompanying prospectus. As described in the accompanying prospectus, this section applies to you only if you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the accompanying prospectus.
     You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the Notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

     The tax treatment of your Notes will depend upon whether the Notes are properly treated as variable rate debt instruments and this will depend upon whether or not it is reasonably expected that the return on the Notes during the first half of the Notes’ term will be significantly greater or less than the return on the Notes during the second half of the Notes’ term (“Front- or Back-Loaded”). We do not expect interest on the Notes to be Front- or Back-Loaded and we intend to report payments on the Notes in accordance with such position. Accordingly, assuming that the return on the Notes is not reasonably expected to be Front- or Back-Loaded, in the opinion of our counsel, Sullivan & Cromwell LLP, your Notes should be treated as variable rate debt instruments for United States federal income tax purposes. If your Notes are so treated, you should generally be taxed on any interest on the Notes as ordinary income at the time you receive the interest or when it accrues, depending on your method of accounting for tax purposes. If you sell or exchange your Notes prior to maturity, you should generally recognize gain or loss, which should generally be capital gain or loss except to the extent that such gain or loss is attributable to accrued, but unpaid interest.
     If the Internal Revenue Service disagrees with our conclusion with respect to whether interest is expected to be Front- or Back-Loaded, the Internal Revenue Service could treat your Notes as a single debt instrument subject to special rules governing contingent payment obligations. If your Notes are so treated, you would be required to accrue interest income over the term of your Notes at a rate that may exceed the interest paid in respect of your Notes and any gain you recognize upon the sale, redemption or maturity of your Notes would be ordinary income and any loss recognized by you at such time would generally be ordinary loss to the extent of interest you included in income in the current or previous taxable years with respect to your Notes, and thereafter would be capital loss. Please consult your tax advisor with respect to the possible application and consequences of these rules.
     For a further discussion of the variable rate debt instrument rules, please see the discussion under the heading “United States Taxation — Original Issue Discount — Variable Rate Securities” in the accompanying prospectus.
     Backup Withholding and Information Reporting. Please see the discussion under “United States Taxation — Backup Withholding and Information Reporting” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on the Notes.
     Under recently enacted legislation, individuals that own “specified foreign financial assets” may be required to file information with respect to such assets with their tax returns. You are urged to consult your tax advisor as to the application of this legislation to your ownership of the Notes.

EMPLOYEE RETIREMENT INCOME SECURITY ACT
     A fiduciary of a pension, profit-sharing or other employee benefit plan subject to the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (each, a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the Notes. Among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan, and whether the investment would involve a prohibited transaction under ERISA or the U.S. Internal Revenue Code (the “Code”).
     Section 406 of ERISA and Section 4975 of the Code prohibit Plans, as well as individual retirement accounts, Keogh plans any other plans that are subject to Section 4975 of the Code (also “Plans”), from engaging in certain transactions involving “plan assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under the Code with respect to the Plan. A violation of these prohibited transaction rules may result in excise tax or other liabilities under ERISA or the Code for those persons, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and non-U.S. plans (as described in Section 4(b)(4) of ERISA) (“Non-ERISA Arrangements”) are not subject to the requirements of Section 406 of ERISA or Section 4975 of the Code but may be subject to similar provisions under applicable federal, state, local, non-U.S. or other laws (“Similar Laws”).
     The acquisition of Notes by a Plan or any entity whose underlying assets include “plan assets” by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) with respect to which we or certain of our affiliates is or becomes a party in interest or disqualified person may result in a prohibited transaction under ERISA or Section 4975 of the Code, unless the Notes are acquired pursuant to an applicable exemption. The U.S. Department of Labor has issued five prohibited transaction class exemptions, or “PTCEs”, that may provide exemptive relief if required for direct or indirect prohibited transactions that may arise from the purchase or holding of Notes. These exemptions are PTCE 84-14 (for certain transactions determined by independent qualified professional asset managers), PTCE 90-1 (for certain transactions involving insurance company pooled separate accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 95-60 (for transactions involving certain insurance company general accounts), and PTCE 96-23 (for transactions managed by in-house asset managers). In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code provide an exemption for the purchase and sale of securities offered hereby, provided that neither the issuer of securities offered hereby nor any of its affiliates have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any Plan involved in the transaction, and provided further that the Plan pays no more and receives no less than “adequate consideration” in connection with the transaction (the “service provider exemption”). There can be no assurance that all of the conditions of any such exemptions will be satisfied.
     Any purchaser or holder of Notes or any interest therein will be deemed to have represented by its purchase and holding of Notes offered hereby that it either (1) is not a Plan, a Plan Asset Entity or a Non-ERISA Arrangement and is not purchasing the Notes on behalf of or with the assets of any Plan, a Plan Asset Entity or Non-ERISA Arrangement or (2) the purchase and holding of the Notes will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a similar violation under any applicable Similar Laws.

     Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing Notes on behalf of or with the assets of any Plan, a Plan Asset Entity or Non-ERISA Arrangement consult with their counsel regarding the availability of exemptive relief under any of the PTCEs listed above, the service provider exemption or the potential consequences of any purchase or holding under Similar Laws, as applicable. Purchasers of Notes have exclusive responsibility for ensuring that their purchase and holding of Notes do not violate the fiduciary or prohibited transaction rules of ERISA or the Code or any similar provisions of Similar Laws. The sale of any Notes to a Plan, Plan Asset Entity or Non-ERISA Arrangement is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by any such Plans, Plan Asset Entities or Non-ERISA Arrangements generally or any particular Plan, Plan Asset Entity or Non-ERISA Arrangement or that such investment is appropriate for such Plans, Plan Asset Entities or Non-ERISA Arrangements generally or any particular Plan, Plan Asset Entity or Non-ERISA Arrangement.

SUPPLEMENTAL PLAN OF DISTRIBUTION
     Subject to the terms and conditions in a terms agreement dated the date of this pricing supplement, BMO Capital Markets Corp., as principal, has agreed to purchase the Notes at a purchase price equal to the original issue price, net of a commission of 0.10% of the principal amount of the Notes. In the future, we or our affiliates may repurchase and resell the Notes in market-making transactions. For more information about the plan of distribution and possible market-making activities, see “Supplemental Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement.
     We expect that delivery of the Notes will be made against payment therefore on or about April 28, 2008, which is the twelfth business day following the date of this pricing supplement (this settlement cycle being referred to as “T+12”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the date of this pricing supplement or on any business day prior to April 23, 2010 will be required, by virtue of the fact that the Notes will settle on T+12, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes on the date of this pricing supplement or on any business day before April 23, 2010 should consult their own advisor.